HUNTON & WILLIAMS LLP FOUNTAIN PLACE 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202-2799 TEL 214 • 979 • 3000 FAX 214 • 880 • 0011

October 2, 2014

Mr. Michael Clampitt

Senior Staff Attorney

United States Securities and Exchange Commission

101 F Street, NE

Washington, D.C. 20549

Re:	Enova International, Inc.

    Amendment No. 1 to Registration Statement on Form 10

    Filed September 12, 2014

    File No. 001-35503

Ladies and Gentlemen:

On behalf of Enova International, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the letter of Mr. Michael Clampitt, Senior Staff Attorney, dated September 23, 2014 (the “Comment Letter”), regarding the above-referenced registration statement on Form 10 (the “Form 10”). The Company is filing on EDGAR these responses concurrently with the filing of Amendment No. 2 to the Form 10 (the “Amendment”). The Amendment incorporates changes responsive to the comments set forth in the Comment Letter. For your convenience, we have repeated each comment in italics prior to the response.

The references to page numbers in the headings are to the amended information statement filed as Exhibit 99.1 to the Form 10 on September 12, 2014, and all references to page numbers in the Company’s responses below are to the information statement filed as Exhibit 99.1 to the Amendment.

Amendment No. 1 to Registration Statement on Form 10 filed September 12, 2014

General

1.	We note your response to Comment 3 in our letter dated August 26, 2014. The staff’s position is that the information in Exhibit 99.1 does not meet the requirements of Rule 12b-32 of the Exchange Act rules and Item 10(d) of Regulation S-K unless it is filed by Cash America. Please revise to add the specific information for each form item.

United States Securities and Exchange Commission

Mr. Michael Clampitt

October 2, 2014

Company Response:

The Company has chosen to rely on incorporation by reference, as permitted by Instruction F to the General Instructions to Form 10 (“General Instruction F”) instead of revising the Form 10 to include the specific information for each form item. General Instruction F provides, in pertinent part: “Attention is directed to Rule 12b-23 which provides for the incorporation by reference of information contained in certain documents in answer or partial answer to any item of a registration statement.” (emphasis added) In turn, Rule 12b-23(a)(2) permits “[i]nformation in any part of the registration statement or report [to] be incorporated by reference in answer, or partial answer, to any other item of the registration statement or report.”

The Company has filed the preliminary information statement as Exhibit 99.1 to the Form 10 in accordance with the requirements for incorporation by reference set forth in paragraph (a)(3) of Rule 12b-23, which provides that copies of any information incorporated into a registration statement shall be filed as an exhibit to the registration statement.

Our understanding of the Staff’s position is that the Company is not able to incorporate information from the Company’s information statement filed as Exhibit 99.1 to the Form 10 unless the information in the information statement is filed by Cash America, citing Rule 12b-32 and Section 10(d) of Regulation S-K. In the Comment Letter, the Staff has requested the Company to revise its Form 10 to add the specific information for each form item. Based upon our discussions with the Staff, our understanding is that the Company may incorporate information by reference from the information statement if it is filed by Cash America under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Since our discussions with the Staff, we have conducted further research and analysis and respectfully advise the Staff that the Company continues to believe that it may incorporate information into the Form 10 by reference to information in the information statement filed as Exhibit 99.1 to its Form 10 in reliance upon General Instruction F and Rule 12b-23, as it has done, and neither Rule 12b-32 nor Section 10(d) of Regulation S-K requires that Cash America file the information statement under the Exchange Act in order for the Company to incorporate information from the information statement by reference. Our analysis is as follows.

United States Securities and Exchange Commission

Mr. Michael Clampitt

October 2, 2014

Rule 12b-32 provides for the incorporation by reference of a document from a prior filing “as an exhibit to any statement or report.” Section 10(d) of Regulation S-K also concerns incorporation of a “document” by reference from a prior filing and permits incorporation by reference of a document from a prior filing, provided that incorporation by reference may not be made to any document which incorporates another document by reference. That is, both Rule 12b-32 and Section 10(d) speak to the incorporation of a previously filed document as an exhibit to a registration statement. For example, Item 601(a)(1) of Regulation S-K entitled “Exhibits” begins with the qualification “Subject to Rule 411(c) under the Securities Act and Rule 12b-32 under the Exchange Act regarding incorporation of exhibits by reference . . .” In contrast, General Instruction F and Rule 12b-23 speak directly to incorporation by reference of information from a part of the registration statement in answer to any form item, so long as copies of the information incorporated by reference is filed as an exhibit to the registration statement, as the Company has done here.

Because the Company is not purporting to incorporate a document into the Form 10 as an exhibit to the Form 10 from another filing, the Company respectfully submits that Rule 12b-32 and Section 10(d) do not require Cash America to file the information statement with the Commission in order for the Company to meet the requirements for incorporation of information from the information statement filed by it as Exhibit 99.1 to the Form 10. The Company respectfully submits that requirements for incorporation by reference of information by the Company from the information statement filed as Exhibit 99.1 is controlled by Rule 12b-23. While Rule 12b-23 requires the Company to file the information statement as an exhibit to its Form 10 in accordance with paragraph (a)(3) of that rule, the Company respectfully submits that Rule 12b-23 does not contain a further requirement that the incorporated information be filed by Cash America under the Exchange Act. Having been filed as Exhibit 99.1 to the Form 10, the Company’s information statement is now part of the registration statement. The Company respectfully submits that General Instruction F and Rule 12b-23 then allow for “information in any part of the registration statement or report [to] be incorporated by reference in answer, or partial answer, to any other item of the registration statement,” as the Company has done.

The only restriction contained in Rule 12b-23 to the incorporation by reference that mentions Section 10(d) of Regulation S-K is a requirement set forth in paragraph (b) of Section 12b-23 that provides that “[a]ny incorporation by reference of matter pursuant to this section shall be subject to the provisions of Section 10(d) of this chapter [i.e., Section 10(d) of Regulation S-K] restricting incorporation by reference of documents that incorporate by reference other information.” Because the Company is not incorporating a document into the Form 10 that incorporates information from another document, the restriction of Section 10(d) has no applicability here.

United States Securities and Exchange Commission

Mr. Michael Clampitt

October 2, 2014

Rule 12b-32 was adopted in 1948, and while it has been around a long time, we have not been able to locate much to explain its operation in circumstances such as this. The Commission’s 1948 adopting release of Rule 12b-32 and related rules runs a mere six pages in the Federal Register (see 13 Fed. Reg. 9321), and provides no explanation of the operation of the package of rules. The adopting releases involving amendments to Rule 12b-32 in 1965 and 1995 are likewise not instructive. The adopting releases and amendments for 12b-23 are also not instructive. The only mention of Section 10(d) of Regulation S-K in relation to Rule 12b-23 is an amendment adopted in 2008 (see 73 Fed. Reg. 974) that provided, in paragraph (b), that any incorporation by reference of matter pursuant to Rule 12b-23 is subject to the provisions of Section 10(d) of Regulation S-K restricting incorporation by reference of documents that incorporate by reference other documents. Further, in reviewing Rule 12b-23 and Rule 12b-32, there do not appear to be any Compliance and Disclosure Interpretations addressing these rules that are applicable to this situation.

As a result, we have searched the EDGAR data base and reviewed what we believe to be all of the Form 10 filings made in connection with spin-off transactions involving information statements over the past three years to examine prevailing practice. Our examination of prior Form 10 filings was made in an effort to determine whether registrants filing to register shares under the Exchange Act on a registration statement on Form 10 in connection with a spin-off transaction have incorporated information from an information statement filed as an exhibit to the Form 10 in response to form items in reliance on General Instruction F and whether, in doing so, its parent company has filed the information statement with the Commission under the Exchange Act to permit its subsidiary to rely upon incorporation by reference. The issue concerning the manner of incorporation by reference to an information statement most often arises in connection with Form 10s filed in connection with spin-offs, since it is generally those transactions where an information statement is prepared for distribution in accordance with Staff Legal Bulletin No. 4 and registrants are eligible to use incorporation by reference in accordance with General Instruction F.1 We identified 51 of such Form 10 filings that have been declared effective by the SEC and an additional 14 Form 10 filings that are currently in the SEC review and comment period. Each of these 51 Form 10 filings that have been declared effective by the SEC and the 14 Form 10

[1]	We did not review Form 10 filings for registrants in circumstances that did not involve registration of shares under the Exchange Act in a spin-off transaction, since in those registrations an information statement is not required, and therefore information is included in the Form 10 and the registrant does not incorporate by reference to an information statement, as done in a spin-off transaction.

United States Securities and Exchange Commission

Mr. Michael Clampitt

October 2, 2014

filings currently under SEC review incorporated information from the information statements for the spin-off contained as Exhibit 99.1 to the Form 10. In none of these cases has the registrant included the information in the Form 10 in response to form items, relying instead on incorporation by reference pursuant to General Instruction F.

In light of the Staff’s position that the Company is unable to incorporate information into its Form 10 by reference to information contained in the information statement filed as Exhibit 99.1 unless it is filed by Cash America, we also examined the public filings of the parent companies of these same registrants. This review revealed that none of the registrants’ parent companies filed the preliminary information statement with the Commission on a Current Report on Form 8-K even though the registrant relied on incorporation by reference to information in the information statement.2 Attached to this letter as Exhibit A is a list of the Form 10 filings that we reviewed.

Additionally, our review of Staff comment letters to other registrants available in the EDGAR database over the past three years revealed no references to Rule 12b-23 or Rule 12b-32 in situations analogous to this one, except as discussed in the following paragraph. Over this time period, we have been unable to locate any prior Staff comment letters instructing a registrant to have its parent file the information statement, which has been filed as Exhibit 99.1 to the Form 10, in order to rely on General Instruction F and Rule 12b-23.

In our review of the EDGAR database, we also searched for comment letters from the Staff concerning Section 10(d) in spin-off transaction filings on Form 10, and references to Section 10(d) were sparse. We wish to point out that in the Staff’s comment letter to Liberty Spinco, Inc. (“Spinco”), dated November 15, 2012, the Staff objected to Liberty Spinco’s referring the reader to the public filings of its parent company, Liberty Media, and Liberty Interactive on Schedule 14A and a proxy/statement filed on Form S-4 filed by Liberty Interactive for executive compensation disclosure for Spinco. The Staff advised Spinco to revise its filing to “include the referenced executive compensation

[2]	Our review revealed that none of the parent companies of 48 of the 51 companies referenced on Exhibit A whose Form 10’s have become effective filed or furnished the final information statement. Our review revealed that one parent company furnished, as opposed to filed, a copy of the information statement on an Item 7.01 Form 8-K after it became final, which Cash America has advised the Company that it intends to do once the information statement is final and the Form 10 is effective; one other parent company filed a copy of the information statement on Form 8-K when it became final; and one other parent company filed a Form 8-K that filed the preliminary information statement by reference to the Form 10 filed by its subsidiary when it became final.

United States Securities and Exchange Commission

Mr. Michael Clampitt

October 2, 2014

disclosure within the information statement filed as Exhibit 99.1, as an exhibit to the Form 10 or within the Form 10 itself” and cited Item 10(d) and Rule 12b-23(a)(3), which the Staff said “restrict the incorporation by reference of documents that incorporate by reference other information, and Rule 12b-23(a)(3), which requires copies of any information incorporated by reference in a registration statement to be field [sic] as an exhibit to the registration statement.” In response to the Staff’s comment, the registrant included the referenced information as an exhibit to the registration statement and included additional disclosure in the information statement which was incorporated by reference into the Form 10. It appears to us that the Staff’s position in Liberty Spinco is consistent with the manner that the filing was made by the Company. There, the Staff objected to Spinco’s incorporating by reference certain executive compensation disclosure from a previously filed document by the parent, instead requiring the executive compensation disclosure be placed in the information statement or as an exhibit to the registration statement in order for it to be incorporated into the registration statement, just as done by the Company.

Based on the foregoing analysis, the Company respectfully requests that it be allowed to incorporate information by reference to Exhibit 99.1 to its Form 10 in reliance upon Rule 12b-23, as it has done.

Exhibit 99.1

Current and Delinquent Consumer Loans, page 95

2.	We note your response to Comment 6 from our letter dated August 26, 2014. Please revise your filing to include the quantitative information provided in your response as a footnote to your consumer loan portfolio receivable tables disclosed on pages F-16 and F-42 through F-43 so that the composition of your delinquent loans is clearly disclosed. Specifically, separately disclose the amounts of both loans on non-accrual status and payment amounts classified as delinquent which together comprise delinquent loans.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure in the Amendment to include the amounts of both loans on non-accrual status and payment amounts classified as delinquent for each of the components of Company-owned consumer loan portfolio receivables for each of the periods presented. The Company refers the Staff to pages F-16 and F-43 in the Amendment. The revised disclosure is also presented as follows:

United States Securities and Exchange Commission

Mr. Michael Clampitt

October 2, 2014

Note 3 of Notes to Audited Consolidated Financial Statements (page F-16)

The components of Company-owned consumer loan portfolio receivables as of December 31, 2013 and 2012 were as follows (dollars in thousands):

	AS OF DECEMBER 31,
	2013				2012
	SHORT- TERM LOANS	LINE OF CREDIT ACCOUNTS	INSTALLMENT LOANS	TOTAL	SHORT- TERM LOANS	LINE OF CREDIT ACCOUNTS	INSTALLMENT LOANS	TOTAL
Current loans	$57,368	$112,969	$160,585	$330,922	$101,186	$35,023	$108,545	$244,754
Delinquent loans:
Delinquent payment amounts (1)	—	4,146	1,724	5,870	—	952	1,244	2,196
Loans on non-accrual status	23,385	8,687	16,921	48,993	45,286	6,725	11,781	63,792

Total delinquent loans	23,385	12,833	18,645	54,863	45,286	7,677	13,025	65,988

Total consumer loans, gross	$80,753	$125,802	$179,230	$385,785	$146,472	$42,700	$121,570	$310,742
Less: Allowance for losses	(20,466)	(29,244)	(32,608)	(82,318)	(41,942)	(12,565)	(27,845)	(82,352)

Consumer loans, net	$60,287	$96,558	$146,622	$303,467	$104,530	$30,135	$93,725	$228,390

(1)	Represents the delinquent portion of installment loans and line of credit account balances for customers that have only missed one payment. See Note 2, Significant Accounting Policies - Current and Delinquent Consumer Loans for additional information.

United States Securities and Exchange Commission

Mr. Michael Clampitt

October 2, 2014

Note 2 of Notes to Unaudited Consolidated Financial Statements (page F-42)

The components of Company-owned consumer loan portfolio receivables as of June 30, 2014 and 2013 and December 31, 2013 were as follows (dollars in thousands):

	As of June 30, 2014
	Short- term Loans	Line of Credit Accounts	Installment Loans	Total
Current loans	$41,551	$112,392	$157,247	$311,190
Delinquent loans:
Delinquent payment amounts(1)	—	3,885	1,487	5,372
Loans on non-accrual status	18,589	6,132	18,477	43,198

Total delinquent loans	18,589	10,017	19,964	48,570

Total consumer loans, gross	60,140	122,409	177,211	359,760
Less: Allowance for losses	(18,248)	(21,579)	(27,967)	(67,794)

Consumer loans, net	$41,892	$100,830	$149,244	$291,966

	As of June 30, 2013
	Short- term Loans	Line of Credit Accounts	Installment Loans	Total
Current loans	$78,815	$49,166	$115,414	$243,395
Delinquent loans:
Delinquent payment amounts (1)	—	1,127	1,448	2,575
Loans on non-accrual status	43,075	7,778	13,355	64,208

Total delinquent loans	43,075	8,905	14,803	66,783

Total consumer loans, gross	121,890	58,071	130,217	310,178
Less: Allowance for losses	(38,584)	(12,109)	(26,555)	(77,248)

Consumer loans, net	$83,306	$45,962	$103,662	$232,930

United States Securities and Exchange Commission

Mr. Michael Clampitt

October 2, 2014

	As of December 31, 2013
	Short- term Loans	Line of Credit Accounts	Installment Loans	Total
Current loans	$57,368	$112,969	$160,585	$330,922
Delinquent loans:
Delinquent payment amounts (1)	—	4,146	1,724	5,870
Loans on non-accrual status	23,385	8,687	16,921	48,993

Total delinquent loans	23,385	12,833	18,645	54,863

Total consumer loans, gross	80,753	125,802	179,230	385,785
Less: Allowance for losses	(20,466)	(29,244)	(32,608)	(82,318)

Consumer loans, net	$60,287	$96,558	$146,622	$303,467

(1)	Represents the delinquent portion of installment loans and line of credit account balances for customers that have only missed one payment. See Current and Delinquent Consumer Loans above for additional information.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at the number referenced above if you have any questions or comments regarding the foregoing or the Amendment or if we can be of service in facilitating your review.

Sincerely,

/s/ L. Steven Leshin
L. Steven Leshin

cc:	J. Curtis Linscott, Esq.

Lisa M. Young, Esq.

Exhibit A

Effective Form 10 Filings:

1.	CDK Global Holdings, LLC

2.	Vectrus, Inc.

3.	Tribune Publishing Company

4.	Rightside Group, Ltd.

5.	Paragon Offshore Limited

6.	Northstar Asset Management Group Inc.

7.	Seventy Seven Energy Inc.

8.	Timkensteel Corporation

9.	Rayonier Advanced Materials Inc.

10.	CareTrust REIT, Inc.

11.	Civeo Corporation

12.	Theravance Biopharma, Inc.

13.	NOW Inc.

14.	Time Inc.

15.	Washington Prime Group Inc.

16.	Navient Corporation

17.	Lands’ End, Inc.

18.	Knowles Corporation

19.	Sizmek Inc.

20.	Starwood Waypoint Residential Trust

21.	ONE Gas, Inc.

22.	Allegion Public Limited Company

23.	Ashford Hospitality Prime, Inc.

24.	Harvard Apparatus Regenerative Technology, Inc.

25.	FTD Companies, Inc.

26.	Science Applications International Corp.

27.	Murphy USA Inc.

28.	News Corporation

29.	New Residential Investment Corp.

30.	CST Brands, Inc.

31.	Mallinckrodt public limited company

32.	ERA Group Inc.

33.	Liberty Media Corp.

34.	Prothena Corporation plc

35.	Altisource Residential Corporation

36.	Abbvie Inc.

37.	Comverse, Inc.

38.	The ADT Corporation

39.	Kraft Foods Group, Inc.

40.	Engility Holdings, Inc.

41.	Alexander & Baldwin, Inc.

42.	Fiesta Restaurant Group, Inc.

43.	Phillips 66

44.	Atlas Resource Partners, L.P.

45.	Post Holdings, Inc.

46.	Rouse Properties, Inc.

47.	WPX Energy, Inc.

48.	Marriott Vacations Worldwide Corporation

49.	Lumos Networks Corp.

50.	Xylem Inc.

51.	Exelis Inc.

Form 10 Filings Currently Under SEC Review:

1.	Keysight Technologies, Inc.

2.	NexPoint Residential Trust, Inc.

3.	Vista Outdoor Inc.

4.	Halyard Health, Inc.

5.	California Resources Corp.

6.	Vornado SpinCo

7.	Ashford Inc.

8.	Kimball Electronics, Inc.

9.	KLX Inc.

10.	New Senior Investment Group Inc.

11.	New Patriot Transportation Holding, Inc.

12.	Xenia Hotels & Resorts, Inc.

13.	QEP Field Services Company

14.	American Realty Capital Centers, Inc.